Two Westbrook Corporate Center Suite #1000 Westchester, IL 60154 USA Toll-Free: +1.800.663.8457 Canada Toll-Free: +1.800.663.1739

September 24, 2024

VIA EDGAR SUBMISSION

Rucha Pandit & Suzanne Hayes

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C 20549

Re: RB Global, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 28, 2024

File No. 001-13425

Dear Ms. Rucha Pandit & Ms. Suzanne Hayes:

This letter is written in response to the comments included in your letter dated September 20, 2024, regarding your review of RB Global, Inc.’s Forms 10-K referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we,” “our,” “us” or “the Company” are to RB Global, Inc. and its subsidiaries.

“Item 1C. Cybersecurity Governance, page 33

1.	We note your disclosure that your cybersecurity risk management and strategy processes are overseen by leaders from your Information Security, Information Technology, Product Management, Risk Management and Legal teams, including your CISO and CPTO. Please confirm that in future filings you will disclose the relevant expertise of each person and each team member responsible for assessing and managing material risks from cybersecurity threats in such detail as necessary to fully describe the nature of the expertise, including the amount of time served in relevant roles. Discussing the individuals’ experiences in the aggregate is not sufficient. Please see Item 106(c)(2)(i) of Regulation S-K.”

For future filings, we will disclose the relevant expertise of each person and each team member responsible for assessing and managing material risks from cybersecurity threats in such detail as necessary to fully describe the nature of the expertise, including the amount of time served in relevant roles, as set forth in Item 106(c)(2)(i) of Regulation S-K.

Sincerely,

RB Global, Inc.

/s/ Darren Watt	September 24, 2024
Darren Watt	Date
Chief Legal Officer

rbglobal.com	Page 1